UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan
Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014,
Supplemental Schedules as of and for the Year Ended December 31, 2014 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULES:
Form 5500 Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended
December 31, 2014	14
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	15
SIGNATURES	16
EXHIBIT INDEX	18
EXHIBIT:
Exhibit 23 Consent of Independent Registered Public Accounting Firm

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the NiSource Inc. Retirement Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2014 and schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 25, 2015

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013	2014	2013

Assets:
Investments - at fair value:
Mutual funds	$484,632,087	$842,341,799
NiSource Inc. Common Stock Fund	464,210,906	348,362,663
Money market fund	105,424,389	110,718,419
Common collective trusts	445,042,756	23,392,306
Total investments	1,499,310,138	1,324,815,187
Notes receivable from participants	28,573,151	26,095,918
Net Assets Available for Benefits	$1,527,883,289	$1,350,911,105

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014	2014

Additions:
Contributions:
Participant	$63,385,201
Employer	37,231,211
Total contributions	100,616,412
Investment Income:
Net appreciation in fair value of investments	140,376,560
Dividends and interest	41,970,496
Net investment income	182,347,056
Interest income on notes receivable from participants	923,596
Total additions	283,887,064

Deductions:
Benefits paid to participants	106,747,151
Administrative expenses - net	96,626
Other	71,103
Total deductions	106,914,880
Increase in Net Assets	176,972,184
Net Assets Available for Benefits - Beginning of year	1,350,911,105
Net Assets Available for Benefits - End of year	$1,527,883,289

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

1.    Description of the Plan

NiSource Inc. (the “Company” or “NiSource”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group ("CEG"), and NiSource Gas Distribution Group. The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or one of its subsidiary companies as defined above. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
On September 28, 2014, NiSource Inc. announced that its Board of Directors had approved, in principle, plans to separate its natural gas pipeline and related businesses into a stand-alone publicly traded company (the “Separation”). The Separation will result in two highly focused energy infrastructure companies: NiSource Inc., a fully regulated natural gas and electric utilities company, and Columbia Pipeline Group Inc., a pure-play natural gas pipeline, midstream and storage company. The NiSource Inc. Board of Directors approved the transaction on June 2, 2015 and it is anticipated that the Separation will occur on or about July 1, 2015. The effect on the Plan’s net assets has not yet been determined as a result of the Separation.
Plan Administration - The Company serves as sponsor of the Plan. The NiSource Benefits Committee (the “Committee”), established by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. As of December 31, 2014, Plan investments include seventeen mutual funds, one money market fund, fifteen common collective trusts and one common stock fund as investment options for participants.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company contribution (match) formulas are as follows:

a.	For the accounts of all participants who participate in the Final Pay Option of the Columbia Energy Group Pension Plan, or any successor plan (as defined therein):

(1)
during the first 120 months of participation, the match is equal to 50% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(2)
from the 121st through the 240th month of participation, the match is equal to 75% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(3)
from the 241st month onward of participation, the match is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution.

b.
For the accounts of all participants who participate in the Final Pay Option of the NiSource Salaried Pension Plan and NIPSCO nonunion employees who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan and NIPSCO union employees who participate in the Final Pay Option of the Kokomo Union Pension Plan, or any successor plans (as defined therein), the match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

c.
For the accounts of all nonunion participants who participate in the Final Pay Option of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), the match is 50 cents for each $1 contributed on the first 5% of compensation.

d.
For accounts of all employees of NIPSCO who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan or any successor plan (as defined therein), the match is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation.

e.
For the accounts of all participants who participate in the Account Balance I (AB I) option of the Columbia Energy Group Pension Plan, the NiSource Salaried Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), the Company match is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

On January 1, 2006, a new Account Balance option was created (AB II). Exempt employees were given the opportunity to elect this new account balance pension design or stay in the old Account Balance option (AB I). Under the new retirement income program, exempt new hires since January 1, 2006 are automatically placed into the new retirement income program plan design (AB II), as are all nonunion nonexempt hires since January 1, 2008. Effective January 1, 2008, certain new hires into the NIPSCO Union and new hires into certain union groups within the Bay State Union Pension Plan are automatically placed into the new retirement income program plan design (AB II). Effective March 1, 2009, new hires in the Kokomo Union Pension Plan are automatically placed into the new retirement income program plan design (AB II). As of January 1, 2011, all current exempt employees who had not already elected the new account balance design were automatically converted. As of January 1, 2013, all Columbia Energy Group union, non-exempt non-union, Brockton Clerical/Technical and Operating, Springfield Clerical/Technical and Lawrence employees who had not already elected the new account balance design were automatically converted. As of January 1, 2014, all Springfield Operating employees who had not already elected the new account balance design were automatically converted. The Company match under this new pension design (AB II) is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

f.
Effective January 1, 2005, all NIPSCO active union employees were given a choice between Account Balance (AB I) and Final Average Pay defined benefit plan. For employees who choose the Account Balance (AB I) pension plan, the Company match is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. For employees who choose the Final Average Pay defined benefit plan, the Company match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

g.
For certain union employees in The Bay State Union Pension Plan, Bay State Gas Company makes contributions from 2.5% to 6% of eligible compensation. Such contributions are allocated according to the participant’s direct accounts.

h.
Effective January 1, 2010, in lieu of a pension plan, employees who are hired or rehired on or after January 1, 2010 and classified by the Company as an “exempt employee,” are eligible for Employer Contribution. Also, as described within this paragraph, in lieu of a pension plan, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Operating employees hired or rehired after January 1, 2014, are eligible for the Employer Contribution. Each pay period, the Company makes an Employer Contribution in the amount of 3% of compensation to the account of each employee eligible for this contribution. Employees will receive this contribution each pay period whether or not they make contributions to the Plan. If an employee wishes to participate in the Plan, the Company match is 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

For all employees other than those referenced in item 1(g) above, the matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining investment options available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant's compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $4,740,840 were authorized in 2014 and reported as contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2014. Discretionary contributions of $7,809,367 were authorized on February 26, 2015. Such amounts will be reported as contributions to the Plan in the year authorized and funded.

Employees in the Next Gen structure ("Next Gen") are not eligible to participate in a pension plan, but instead receive the Next Gen Employer Contribution under the Plan. The Company makes an Employer Contribution in the amount of 3% of compensation to the account of each employee eligible for this contribution. In addition, if an employee wishes to participate in the Plan, the Company match is 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Operating employees hired or rehired after January 1, 2014.

Automatic Enrollment - Certain new hires are automatically enrolled into the Plan at a 4% contribution level after 30 days of hire effective January 1, 2014. Prior to that date, the contribution rate was 3%. The new hire has the option to stop or change the contribution percentage at any time.

Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 3.25% to 10.5% at December 31, 2014 and 3.25% to 9.5% at December 31, 2013. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. If no arrangements are made with Fidelity after termination/retirement, the participant is subject to having their loan defaulted and could face tax consequences.
Participant Withdrawals - Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

•	Age 59½ withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.

A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.
Plan Amendments
Automatic enrollment - For automatic enrollments occurring on or after January 1, 2014 (new hires or rehires), the automatic enrollment percentage is 4% rather than 3%, subject to collective bargaining agreements (union hires remain at 3%). For any participants who had previously been automatically enrolled, the contribution percentage remains at 3%.
Springfield Operating Next Gen Structure and Conversion - Springfield Operating employees hired or rehired on or after January 1, 2014 are not eligible to participate in a pension plan, but instead receive the Next Gen employer contribution under the Plan. The Plan was also amended to reflect the conversion of the Springfield Utility group to the AB II Benefit structure effective January 1, 2014, for the purpose of reflecting the correct matching contribution.
Loans During an Authorized Leave - The Plan was clarified to reflect suspension of loan repayments for periods of authorized leaves due to long term disability. There is no effective date, as this is a change in language to match existing administration.
Automatic enrollment - For automatic enrollments occurring on or after January 1, 2015 (new hires or rehires), the automatic enrollment percentage is 6% rather than 4%, subject to collective bargaining agreements (non-NIPSCO union hires remain at 3%). For any participants who had previously been automatically enrolled, the contribution percentage remains at 4% if hired during 2014 or 3% if hired before 2014, subject to collective bargaining agreements.
Springfield Northampton Conversion - Effective April 1, 2015, the Springfield Northampton group was converted to the AB II Benefit structure for the purpose of reflecting the new matching contribution.

2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) using the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2014 and 2013.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for discussion of fair value measurements.

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the

NISOURCE INC.
RETIREMENT SAVINGS PLAN

near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Inc. Common Stock Fund
Employee Stock Ownership Plan - The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this Plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants - Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Inc. Common Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts. Administrative expenses for 2014 are reported net of revenue credits of $335,000. The revenue credit relates to a portion of fees paid to some investment managers and shared with the plan recordkeeper and used to offset the normal costs of general plan recordkeeping and administration. When those shared fees exceed the normal recordkeeping and administrative costs, the recordkeeper returns those funds to the plan in the form of a revenue credit, which can then be used to pay other qualified plan expenses.
3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

As of December 31,	2014	2013

NiSource Inc. Common Stock Fund[2]	$464,210,906	$348,362,663
Fidelity Institutional Money Market Fund[1]	105,424,389	110,718,419
Fidelity Contrafund Commingled Pool[1]	83,397,895	—
Fidelity Contrafund Class K1	—	83,620,128
Fidelity Spartan 500 Index - Institutional[1]	110,084,904	99,440,522
Fidelity Growth Company Commingled Pool[1]	134,074,420	—
Fidelity Growth Company Fund Class K1	—	128,785,815

1Represents a party-in-interest to the Plan.
2Includes nonparticipant-directed investments and represents a party-in-interest to the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Appreciation/(Depreciation)
Mutual funds:[1]
U.S. equities	$25,639,756
International equities	(4,138,929)
Balanced fund	119,601
Target date funds	2,051,874
Fixed income	3,383,641
Common collective trusts[1]	11,175,550
NiSource Inc. Common Stock Fund[2]	102,145,067
Net appreciation in fair value of investments	$140,376,560

1Includes a party-in-interest to the Plan.
2Includes nonparticipant-directed investments and represents a party-in-interest to the Plan.

4.    Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board Accounting Standards Codification established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to recognize significant transfers at the actual date of the event. During the year ended December 31, 2014, the Plan had no transfers in or out of Levels 1, 2, or 3.

The following tables set forth, by level within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2014 and 2013.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Fair Value Measurements at December 31, 2014
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$253,209,383	$253,209,383	$—	$—
International equities	67,239,538	67,239,538	—	—
Balanced fund	56,836,803	56,836,803	—	—
Fixed income	107,346,363	107,346,363	—	—
Money market fund	105,424,389	105,424,389	—	—
Common collective trusts	445,042,756	—	445,042,756	—
NiSource Inc. Common Stock Fund	464,210,906	—	464,210,906	—
Total	$1,499,310,138	$590,056,476	$909,253,662	$—

		Fair Value Measurements at December 31, 2013
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$455,702,470	$455,702,470	$—	$—
International equities	74,142,412	74,142,412	—	—
Balanced fund	49,673,743	49,673,743	—	—
Target date funds	164,278,314	164,278,314	—	—
Fixed income	98,544,860	98,544,860	—	—
Money market fund	110,718,419	110,718,419	—	—
Common collective trust	23,392,306	—	23,392,306	—
NiSource Inc. Common Stock Fund	348,362,663	—	348,362,663	—
Total	$1,324,815,187	$953,060,218	$371,754,969	$—
Asset Valuation Techniques

Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The money market fund is stated at cost, which approximates fair value.

Level 2 Measurements - Investments in the common collective trusts (“CCTs”) are valued at the unit value as reported by the investment managers as of December 31, 2014 and 2013. Unit values are determined by the financial institutions sponsoring such CCTs, by dividing the trusts' net assets (which are primarily U.S. equities, fixed income securities and, for the stable value fund, guaranteed investment contracts) at fair value (calculated by the fair value of the underlying investments held by the trusts) by their units outstanding at the valuation dates. Redemptions are normally available on a daily basis without notice, but may be temporarily suspended due to liquidity concerns.
The following table summarizes the Level 2 common collective trusts measured at net asset value per share as of December 31, 2014 and 2013:

NISOURCE INC.
RETIREMENT SAVINGS PLAN

	Fair Value at December 31, 2014	Fair Value at December 31, 2013	Redemption Frequency (if currently eligible)	Redemption Notice Period

Lifecycle commingled pools	$201,409,992	$—	Daily	1 day
Fidelity Contrafund Commingled Pool	83,397,895	—	Daily	1 day
Fidelity Growth Company Commingled Pool	134,074,420	—	Daily	1 day
Fidelity Managed Income Portfolio	26,160,449	23,392,306	Daily	1 day
Total Level 2 common collective trusts	$445,042,756	$23,392,306
The investment in the NiSource Inc. Common Stock Fund is reported at net asset value and includes money market funds which are valued at cost (which approximates fair value) and NiSource Inc. common stock which is stated at fair value measured by quoted market prices in an active market. Redemptions are available on a daily basis without notice.

Investment strategy for the Lifecycle commingled pool investments is a diversified portfolio that shifts asset allocation gradually away from equities along a glidepath as participants get closer in age to retirement. The strategy for the Contrafund and Growth Company commingled pool investments are for broad diversified exposure to U.S. large cap equities.
There are no redemption restrictions for these commingled pool investment funds, except as disclosed in Note 7.
5.    Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2014 and 2013, the Plan held 25,422,284 and 24,515,318 shares, respectively, of the NiSource Inc. Common Stock Fund, with a cost basis of $253,906,743 and $213,650,034, respectively. The NiSource Inc. Common Stock Fund includes 10,726,462 and 10,471,921 shares at December 31, 2014 and 2013, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $220,990,330 and $194,503,860 respectively. During the year ended December 31, 2014, the Plan recorded $10,678,218 of dividend income for the common stock.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

6.    Nonparticipant-Directed Investments

The Plan’s investment in NiSource Inc. Common Stock Fund includes both participant-directed transactions and nonparticipant- directed transactions. Information about the NiSource Inc. Common Stock Fund and the significant components of the changes in the NiSource Inc. Common Stock Fund are as follows as of December 31, 2014 and 2013, and for the year ended December 31, 2014:

Balance at beginning of year	$348,362,663

Changes in net assets:
Net appreciation in fair value of investments	102,145,067
Dividends	10,678,218
Participant contributions	6,553,762
Employer contributions	36,099,037
Loans (issued) repaid (net)	(862,572)
Interest on loans	326,988
Administrative fees	(28,443)
Benefits paid	(24,944,664)
Other adjustments	(20,462)
Transfer (to)/from participant-directed investments (net)	(14,098,688)
Net Change	115,848,243
Balance at end of year	$464,210,906

7.    Fidelity Managed Income Portfolio

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio (MIP), which is a common collective trust. In 2014, the share class of this investment was changed from MIP 1 to MIP 2.The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value (NAV) of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals and administrative expenses.

GAAP requires that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value. At December 31, 2014 and 2013, the investment manager reported that there is no significant difference between contract value and fair value; therefore, there is no impact on the 2014 and 2013 financial statements. The contract is included in the statements of net assets available for benefits at fair value.

The average yield and average crediting interest rates were 1.70% and 1.38%, respectively, for 2014 and 1.54% and 0.89%, respectively, for 2013. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

The trust imposes certain restrictions on the Plan, and the trust itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan Administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

8.    Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

9.    Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated October 28, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “IRC”). The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes that it is no longer subject to income tax examinations for years prior to 2009.
The Plan files Form 5500, Annual Return/Report of Employee Benefit Plan, which is subject to examination by the IRS until the applicable statute of limitations expires. The statute of limitations for Form 5500 is six years.

10.    Nonexempt Party-In-Interest Transaction

The Company remitted certain January 2013 participant contributions of $862 to the trustee in March 2013, which was later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company has credited participant accounts with the amounts of investment income that would have been earned had the participant contributions been remitted on a timely basis. The Company has filed under the DOL’s Voluntary Fiduciary Correction Program to correct the untimely contributions and on January 8, 2015 received notice from the DOL that it has accepted the filing and no enforcement or legal action will be taken and no penalties will be imposed.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4a
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant contributions transferred late during 2013	$—	$—	$—	$862

See Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2014

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock Fund	$253,906,743	$464,210,906
*	Fidelity	Institutional Money Market Fund		105,424,389
*	Fidelity	Managed Income Portfolio 2		26,160,449
*	Fidelity	Balanced Fund Class K		56,836,803
	American Funds	EuroPacific Growth Fund		49,696,365
	Columbia	Acorn USA Z		16,301,144
*	Fidelity	Contrafund Commingled Pool		83,397,895
*	Fidelity	Equity Income Fund Class K		23,730,960
*	Fidelity	Growth Company Commingled Pool		134,074,420
	Oakmark	Oakmark International Fund I		14,509,518
	MFS	Massachusetts Investors Trust		26,299,350
	Invesco	U.S. Small Cap Value Fund		33,645,899
	Northern Funds	Small Cap Value Fund		9,388,829
	Perkins	Small Cap Value Fund N Class		19,655,594
	Pyramis	Core Lifecycle Income Commingled Pool		4,894,605
	Pyramis	Core Lifecycle 2005 Commingled Pool		578,810
	Pyramis	Core Lifecycle 2010 Commingled Pool		15,255,710
	Pyramis	Core Lifecycle 2015 Commingled Pool		8,162,350
	Pyramis	Core Lifecycle 2020 Commingled Pool		72,705,406
	Pyramis	Core Lifecycle 2025 Commingled Pool		7,044,434
	Pyramis	Core Lifecycle 2030 Commingled Pool		42,719,197
	Pyramis	Core Lifecycle 2035 Commingled Pool		3,691,780
	Pyramis	Core Lifecycle 2040 Commingled Pool		26,632,791
	Pyramis	Core Lifecycle 2045 Commingled Pool		4,057,534
	Pyramis	Core Lifecycle 2050 Commingled Pool		13,761,062
	Pyramis	Core Lifecycle 2055 Commingled Pool		1,906,313
	PIMCO	Total Return Fund (institutional)		35,340,724
	PIMCO	Long-Term U.S. Government Fund		18,109,152
	PIMCO	Low-Duration Fund (institutional)		13,406,845
*	Fidelity	Spartan 500 Index - Institutional		110,084,904
*	Fidelity	Spartan International Index Fund - Investor Class		3,033,655
*	Fidelity	Spartan Extended Market Index Fund - Investor Class		14,102,703
	Vanguard	Total Bond Market (institutional)		35,471,800
	Vanguard	Inflation Protected Securities Fund		5,017,842
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.50%, and maturity dates ranging from 2015 to 2031.		28,573,151
	Total Assets (Held at End of Year)			$1,527,883,289

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

	See Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 25, 2015	/s/David J. Vajda
David J. Vajda
V.P., Treasurer & Chief Risk Officer NiSource Inc.
Member, Administrative Committee

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2014 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/Robert C. Skaggs, Jr.	/s/Stephen P. Smith
Robert C. Skaggs, Jr.	Stephen P. Smith
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23	Consent of Independent Registered Public Accounting Firm